Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-283113) and Form S-8 (Registration No. 333-282263) of Moolec Science SA of our report dated April 15, 2025 relating to the financial statements of Bioceres Group PLC., which appears in this Current Report on Form 6-K.

/s/ Price Waterhouse & Co. S.R.L.

/s/ Guillermo Miguel Bosio (Partner)

Rosario, Argentina

April 17, 2025